Exhibit 99.62

3623 Old Conejo Road, Suite 207, Newbury Park, California 91320 Phone: (805) 484-3613 Fax: (805) 484-9649 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

Kolibri Announces 2022 AGM Results

NEWBURY PARK, CALIFORNIA, July 19, 2022 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, OTCQB: KGEIF) is pleased to announce the results of the Annual General Meeting of shareholders of the Company held in Vancouver, British Columbia on July 19, 2022. All of the resolutions put forward at the meeting were approved.

The Company’s shareholders voted to fix the number of directors of the Company at five and elected the following five nominees to the board of directors. Each of the nominees will serve for a one-year term and hold office until the next annual meeting of shareholders, unless he or she sooner ceases to hold office. The following table sets forth the votes submitted by proxy with respect to the election of directors:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Wolf Regener	10,032,340	98.76%	126,297	1.24%
Eric Brown	10,021,265	98.65%	137,372	1.35%
Leslie O’Connor	6,943,365	68.35%	3,215,272	31.65%
David Neuhauser	10,084,373	99.27%	74,264	0.73%
Evan Templeton	10,001,593	98.45%	157,037	1.55%

The shareholders re-appointed KPMG LLP, Chartered Accountants as the auditor of the Company.

Shareholders also approved the Company’s Restricted Share Unit Plan with 85.65% of the votes in favour.

Additional details will be provided in a Report of Voting Results to be filed on SEDAR.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

Contacts

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com